Exhibit (a)(5)(G)

For Immediate Release

FLATWORLD ACQUISITION CORP.

FLATWORLD ACQUISITION CORP. ANNOUNCES

EXTENSION OF TENDER OFFER

New York, New York, August 30, 2012 – FlatWorld Acquisition Corp. (the “Company” or “FlatWorld”) (OTCQB: FWLAF) today announced that its previously announced tender offer, as amended (the “Tender Offer”) has been extended until 5:00 p.m., New York City time, on September 6, 2012, unless further extended or earlier terminated. The Tender Offer was previously scheduled to expire at 5:00 p.m., New York City time, on August 30, 2012. However, the number of ordinary shares that were tendered as of August 30, 2012 exceeded the maximum allowable amount that would permit the Company to satisfy one of the conditions of the Tender Offer. The completion of the Tender Offer is a condition to the Company’s previously announced business transaction with Orchid Island Capital, Inc. (the “Orchid Island”). The extension is being made for the purpose of providing holders of ordinary shares with additional time to evaluate the Company’s business transaction with Orchid Island and make a decision with respect to the Tender Offer. Except for such extension, all of the terms and conditions set forth in the Tender Offer materials remain unchanged. Shareholders who support the Company’s business transaction with Orchid Island should not tender their ordinary shares in the Tender Offer, and if they have previously done so, should withdraw such tendered shares prior to 5:00 p.m., New York City time, on September 6, 2012.

Tenders of FlatWorld’s ordinary shares must be made prior to the expiration of the Tender Offer and may be withdrawn at any time prior to the expiration of the Tender Offer in accordance with the procedures described in the previously provided Tender Offer materials. The Tender Offer is subject to conditions and other terms set forth in the amended and restated offer to purchase, dated August 20, 2012, (as amended and supplemented, the “Offer to Purchase”) and other Tender Offer materials (as they may be amended or supplemented) that have been distributed to FlatWorld’s shareholders. In particular, the Tender Offer is conditioned on, among other things, that the business transaction, in FlatWorld’s reasonable judgment, is capable of being consummated contemporaneously with the Tender Offer and no more than 825,000 ordinary shares are validly tendered and not properly withdrawn.

The last reported trading price of FlatWorld’s ordinary shares on the OTCQB  on August 30, 2012 was $10.14 per share. As of August 30, 2012, 1,459,526 ordinary shares have been validly tendered and not properly withdrawn.

Morrow & Co., LLC is acting as the information agent, and the depositary is Continental Stock Transfer & Trust Company.   For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of FlatWorld.  The solicitation of offers to buy ordinary shares of FlatWorld will only be made pursuant to the Offer to Purchase, the amended Letter of Transmittal, and other related documents that FlatWorld has distributed to its shareholders.  The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer.  Those materials were distributed by FlatWorld to FlatWorld’s shareholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission (the “SEC”)) are available at no charge on the SEC’s website at www.sec.gov and from the information agent.

About FlatWorld

FlatWorld is a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets.  A registration statement for FlatWorld’s initial public offering (“IPO”) was declared effective on December 9, 2010.  On December 15, 2010, FlatWorld consummated the sale of 2,200,000 units at $10.00 per unit, each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.00 per share, and, on January 25, 2011, consummated the sale of an additional 95,500 units pursuant to the exercise of its underwriters’ over-allotment option.  Aggregate proceeds of $23,374,786 from the IPO and the $1,500,000 raised in a concurrent private placement to FlatWorld’s sponsor were placed in a trust account pending completion of FlatWorld’s initial business transaction.

Forward-Looking Statements

Some of the statements in this release may constitute forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transaction with Orchid Island include, but are not limited to: statements about the expected timing of completion of the transaction and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the transaction, these factors include, but are not limited to: the risk that more than 825,000 ordinary shares will be validly tendered by FlatWorld’s shareholders and not properly withdrawn prior to the expiration date of the Tender Offer, which would cause FlatWorld to be unable to consummate the proposed transaction with Orchid Island; the risk that governmental and regulatory review of the Tender Offer documents may delay the transaction with Orchid Island or result in the inability of the transaction to be consummated by September 9, 2012, resulting in FlatWorld’s liquidation in accordance with its charter, if not otherwise extended, and the length of time necessary to consummate the proposed transaction; the risk that a condition to consummation of the merger of Orchid Island with and into FTWA Orchid Merger Sub, LLC, a wholly owned subsidiary of FlatWorld, may not be satisfied or waived; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; or disruption from the transaction making it more difficult for Orchid Island to maintain relationships with lenders. These risks, as well as other risks associated with the transaction, are more fully discussed in the Schedule TO (as amended and supplemented) that FlatWorld has filed with the SEC in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in FlatWorld’s reports filed or to be filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. FlatWorld undertakes and assumes no obligation, and does not intend, to update these forward-looking statements, except as required by law.

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CONTACT:

FlatWorld Acquisition Corp.

Jeffrey A. Valenty, President

(212) 796-4012